Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), August 1, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 150 million share buyback program announced on June 30, 2022, as the initial tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
25/07/2022	EXM	6,432	198.2654	1,275,243.05
26/07/2022	EXM	6,520	195.6860	1,275,872.72
27/07/2022	EXM	6,530	195.3205	1,275,442.87
28/07/2022	EXM	6,403	199.1594	1,275,217.64
29/07/2022	EXM	6,220	205.4143	1,277,676.95
Total	—	32,105	198.7059	6,379,453.22

Since the announcement of such First Tranche till July 29, 2022, the total invested consideration has been:
•Euro 26,907,842.73 for No. 140,859 common shares purchased on the EXM

As of July 29, 2022, the Company held in treasury No. 11,205,969 common shares equal to 4.36% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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